# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Ernexa Therapeutics Inc., CIK 0000748592
CUSIP: 114082209
Title of class of securities: Common Stock, par value $0.005 per share
Address of issuer's principal executive offices: 1035 Cambridge Street, Suite 18A, Cambridge, Massachusetts (MA), 02141
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001465302

## Reporting persons
- Shameek Konar: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 3,435,304; sole dispositive power 0; shared dispositive power 3,435,304; aggregate amount beneficially owned 3,435,304 (5.5% of the class)
  Comment: Rows 6 and 8 consist of (i) 3,343,192 shares of the Common Stock of Ernexa Therapeutics Inc. (formerly Eterna Therapeutics Inc., the "Issuer") owned by Regolith Capital Investments LP ("Regolith") and (ii) 92,112 shares of common stock owned by Mr. Konar. Mr. Konar and Victoria Konar are the general partners of Regolith and Mr. Konar disclaims beneficial ownership of the securities held by Regolith except to the extent of his pecuniary interest therein.
  
  Row 11 is calculated based on 62,363,763 shares of the Common Stock of the Issuer outstanding as of May 7, 2025 as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2025 filed with the Securities and Exchange Commission (the "SEC") on May 7, 2025.
  
  The number of shares beneficially owned in Rows 6, 8 and 9 and the number of shares outstanding for purposes of Row 11 do not include shares that will be issued to Regolith pursuant to that certain Securities Purchase Agreement dated as of March 31, 2025 between the Issuer and the purchasers identified on the signature pages thereto, including Regolith (the "SPA"), following the receipt of stockholder approval at the Issuer's annual meeting of stockholders to be held on June 2, 2025.
- Victoria Konar: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 3,435,304; sole dispositive power 0; shared dispositive power 3,435,304; aggregate amount beneficially owned 3,435,304 (5.5% of the class)
  Comment: Rows 6 and 8 consist of (i) 3,343,192 shares of the Common Stock of the Issuer owned by Regolith and (ii) 92,112 shares of common stock owned by Ms. Konar's spouse, Shameek Konar. Ms. Konar and Shameek Konar are the general partners of Regolith and Ms. Konar disclaims beneficial ownership of the securities held by Regolith except to the extent of her pecuniary interest therein.
  
  Row 11 is calculated based on 62,363,763 shares of the Common Stock of the Issuer outstanding as of May 7, 2025 as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2025 filed with the SEC on May 7, 2025.
  
  The number of shares beneficially owned in Rows 6, 8 and 9 and the number of shares outstanding for purposes of Row 11 do not include shares that will be issued to Regolith pursuant to the SPA, following the receipt of stockholder approval at the Issuer's annual meeting of stockholders to be held on June 2, 2025.
- Regolith Capital Investments LP: type of reporting person: partnership (PN); citizenship or place of organization: Texas (TX); sole voting power 0; shared voting power 3,343,192; sole dispositive power 0; shared dispositive power 3,343,192; aggregate amount beneficially owned 3,343,192 (5.4% of the class)
  Comment: Regolith is a Texas limited liability partnership. Shameek Konar and Victoria Konar are the general partners of Regolith.
  
  Row 11 is calculated based on 62,363,763 shares of the Common Stock of the Issuer outstanding as of May 7, 2025 as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2025 filed with the SEC on May 7, 2025.
  
  The number of shares beneficially owned in Rows 6, 8 and 9 and the number of shares outstanding for purposes of Row 11 do not include shares that will be issued to Regolith pursuant to the SPA, following the receipt of stockholder approval at the Issuer's annual meeting of stockholders to be held on June 2, 2025.

## Item 1. Issuer
Name of issuer: Ernexa Therapeutics Inc.
Address of issuer's principal executive offices: 1035 Cambridge Street Suite 18A Cambridge, MA, 02141

## Item 2. Person Filing
Name of person filing:
This statement is filed by the following entity and individuals (collectively referred to as the "Reporting Persons")

Shameek Konar

Victoria Konar

Regolith Capital Investments LP

Shameek Konar and Victora Konar are the general partners of Regolith Capital Investments LP, and as a result, may be deemed to share voting and dispositive power with respect to the securities held by Regolith Capital Investments LP.

Regolith Capital Investments LP, Mr. Konar and Ms. Konar have entered into a Joint Filing Agreement, a copy of which is filed as Exhibit 99.1 to this Schedule 13G and is hereby incorporated by reference, pursuant to which they have agreed to file this Amendment jointly in accordance with the provisions of Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.
Address of principal business office or, if none, residence: The address for each of the Reporting Persons is 10608 Stoppard View Way, Knoxville, TN 37922
Citizenship: See Row 4 of each Reporting Person's cover page to this Schedule 13G.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See Row 9 of each Reporting Person's cover page to this Schedule 13G.
Percent of class: See Row 11 of each Reporting Person's cover page to this Schedule 13G.
Sole power to vote or to direct the vote: See Row 5 of each Reporting Person's cover page to this Schedule 13G.
Shared power to vote or to direct the vote: See Row 6 of each Reporting Person's cover page to this Schedule 13G.
Sole power to dispose or to direct the disposition: See Row 7 of each Reporting Person's cover page to this Schedule 13G.
Shared power to dispose or to direct the disposition: See Row 8 of each Reporting Person's cover page to this Schedule 13G.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Shameek Konar: /s/ Shameek Konar, Shameek Konar (05/15/2025)
- Victoria Konar: /s/ Victoria Konar, Victoria Konar (05/15/2025)
- Regolith Capital Investments LP: /s/ Shameek Konar, Shameek Konar/General Partner (05/15/2025)